SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 10, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON JULY 10, 2002.

Press release

2002-07-10

EU clears merger between Telia and Sonera

The European Commission today announces the approval of the merger between Swedish and Finnish telecommunications companies Telia and Sonera. The approval is based on the following commitments agreed by Telia and Sonera:

–     Telia has committed to sell the mobile operations, dealership chain and wireless LAN business in Finland. In addition, the combined company has agreed to provide to the purchaser of its mobile operations in Finland national roaming on commercial terms and at a fair price if the purchaser does not already have a nationwide GSM network in Finland.

–     Telia has committed to sell its comhem AB cable business and related network in Sweden.

–     The combined company has committed to ensure that its fixed and mobile network businesses in Sweden and Finland are held in separate legal entities, which are distinct from related retail activities. The network companies’ boards of directors will include an external director appointed according to corporate law. This commitment can be revised after five years.

–     The combined company has committed to make available to telecommunications operators in Sweden and Finland its regulated wholesale fixed and mobile network products and international GSM roaming in Sweden and Finland on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. Pertaining to the roaming product, Telia-Sonera will have the right to require reciprocity in respect of prices, quality and other conditions. This obligation to provide services on a non-discriminatory basis is in force for a period of three years and will be subject to a fast-track dispute resolution procedure by arbitration.

The Swedish fixed (Skanova) and the Finnish mobile networks are already today operated separately. The Finnish fixed network is currently operated in a subsidiary (Sonera Carrier Network Ltd.).

Telia’s President and CEO Anders Igel and Sonera’s President and CEO Harri Koponen jointly comment:

“We are of course delighted about getting such a fast approval of the merger between the two companies. This will give us the opportunity to efficiently continue the merger process. The commitments made are reasonable, and the clearance from the Commission is a significant step in the creation of a competitive and strong telecommunications company.”

Telia and Sonera have decided to include their second quarter results in the Telia Exchange Offer document. Both companies are issuing their second quarter results on July 25, 2002, after which the Exchange Offer document will be updated with this information and the exchange offer can commence.

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Forward-Looking Statements

This press release contains forward-looking statements regarding the timing of certain regulatory approvals relating to the planned merger between Telia and Sonera and the timing of Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

For further information journalists can contact:
Telia’s Press Office, phone +46 8 713 58 30,
Michael Kongstad, SVP Corporate Communications, Telia,
phone: +46 8 713 64 10, or
Jari Jaakkola, EVP Corporate Communications and Investor Relations, Sonera,
phone: +358 2040 651 70